Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form F-1 of our report dated August 26, 2022, with respect to our audits of consolidated financial statements of Top KingWin Ltd and Subsidiaries as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021. We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

We were dismissed as auditors on November 1, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

March 22, 2023